No Act

PE
1-29-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011541

Received SEC

MAR 2 6 2009

Washington, DC 20549

March 26, 2009

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-26-09

Re: Rite Aid Corporation
Incoming letter dated January 29, 2009

Dear Mr. Gerber:

This is in response to your letter dated January 29, 2009 concerning the shareholder proposal submitted to Rite Aid by John Kornelakis and Angeline Kornelakis. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Kornelakis
Angeline Kornelakis

FISMA & OMB Memorandum M-07-16

March 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated January 29, 2009

The proposal relates to purchasing stock, dating options, and travel.

There appears to be some basis for your view that Rite Aid may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponents did not respond to Rite Aid's request for this statement. Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits the proposal from its proxy materials in reliance on rule 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Rite Aid relies.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
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TEL: (202) 371-7000
FAX: (202) 393-5760
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January 29, 2009

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2009 Annual Meeting
Omission of Stockholder Proposals of
John Kornelakis and Angeline Kornelakis

Ladies and Gentlemen:

This letter is submitted on behalf of Rite Aid Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received three stockholder proposals and a supporting statement (collectively, the "Proposals") from John Kornelakis and Angeline Kornelakis (the "Proponents") for inclusion in the proxy materials to be distributed by the Company in connection with its 2009 annual meeting of stockholders (the "2009 proxy materials"). A copy of the Proposals is attached hereto as Exhibit A. For the reasons stated below, the Company intends to omit the Proposals from the 2009 proxy materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponents as notice of the Company's intent to omit the Proposals from the 2009 proxy materials.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff.

Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. INTRODUCTION

The text of the Proposals is reprinted below as it was submitted to the Company:

> *Part (A) Resolve: All Common and Preferred Stocks of Rite Aid Inc. should be bought by the CEOS and the Board of Directors at the open market price during the trading day.*
>
> *Part (B) Resolve: No more back dating the stock or any other Free Options.*
>
> *Part (C) All travels should be for Rite Aid business and should not be related to CEOS and Directors benefits.*
>
> *The reason for the above proposal is:*
>
> *The Company's CEOS and Directors are overpaid. Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.*
>
> *The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this proposal, for the benefit of all of us, which includes the Executive Branch.*

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposals from the 2009 proxy materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponents have failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;
- Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Proponents have failed to provide a written statement that the Proponents intend to hold their

shares through the date of the annual meeting after receiving notice of such deficiency;

- Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proponents have exceeded the one-proposal limit under Rule 14a-8(c) and have not withdrawn any Proposals after receiving notice of such deficiency;
- Rule 14a-8(i)(3) because the Proposals are vague and indefinite and are therefore materially false and misleading in violation of Rule 14a-9; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposals.

II. BACKGROUND

The Company received the Proposals through the U.S. Postal Service in a letter dated September 12, 2008 and postmarked September 15, 2008 (the "Proponents' Letter").[1] The Proponents' Letter was not addressed to the Company Secretary as directed in the Company's 2008 annual meeting proxy statement and it is unclear exactly when the Proponents' Letter was received by the Company or by the Company Secretary.[2] However, the Company believes the Proponents' Letter was likely received on or after September 18, 2008 and received by the Company Secretary the week of September 22, 2008.

The Proponents' Letter did not include evidence of stock ownership beyond the statement that the Proponents are stockholders of the Company. The Company reviewed its stock records and confirmed that the Proponents, as joint tenants, continuously held 1,100 shares of common stock for the year prior to the date the Company received the Proposals. However, based upon the calculation set forth in Section C.1 of Staff Legal Bulletin No. 14 (July 13, 2001), such holdings are not

---

1 A copy of the postmarked envelope is included in Exhibit A. Although the name of the Company Secretary was handwritten on the envelope, the name was handwritten by an employee of the Company for routing purposes after the Company received the Proponents' Letter.

2 Pursuant to Section C.3 of Staff Legal Bulletin No. 14 (July 13, 2001), a stockholder "should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices." *See Sempra Energy* (Jan. 21, 2009) (permitting the exclusion of a proposal pursuant to Rule 14a-8(f) for failure to comply with Rule 14a-8(b), where the proposal was postmarked September 15, 2008 but was not received by the investor relations department of the company until October 2, 2008); *Xerox Corporation* (May 2, 2005) (permitting the exclusion of a proposal that was not deemed timely received when the proposal was sent to a facsimile machine in the treasury department of the company's headquarters, rather than to the address or facsimile number provided in the company's proxy materials).

sufficient to satisfy the minimum ownership requirements under Rule 14a-8(b)(1) and the Company was therefore unable to verify the Proponents' eligibility to submit the Proposals. The Proponents' Letter also did not include a written statement that the Proponents intend to hold their shares through the date of the annual meeting. In addition, the Proponents' Letter included three separate items of business for inclusion in the 2009 proxy materials.

Within 14 days of the Company's likely receipt of the Proponents' Letter, the Company notified the Proponents, by letter dated October 2, 2008 (the "Deficiency Letter"), of the following eligibility and procedural deficiencies with respect to the Proponents' Letter and the Proposals: (i) the Proponents failed to provide proof of the requisite stock ownership under Rule 14a-8(b)(1), (ii) the Proponents failed to include a written statement of intent to hold their shares through the date of the annual meeting, as required under Rule 14a-8(b)(2), and (iii) the Proponents submitted three Proposals in violation of the one-proposal limit under Rule 14a-8(c). The Deficiency Letter further informed the Proponents that if the Proponents did not cure the foregoing deficiencies within 14 days of the Proponents' receipt of the Deficiency Letter, the Company would exclude the Proposals from the 2009 proxy materials. The Deficiency Letter was delivered to the Proponents on October 4, 2008 via U.S. Certified Mail. Copies of the Deficiency Letter and the delivery receipt are attached hereto as Exhibit B.

III. ANALYSIS

A. The Company May Exclude the Proposals Pursuant to Rule 14a-8(f)(1) Because the Proponents Failed to Establish the Requisite Eligibility to Submit the Proposals under Rule 14a-8(b).

1. The Proponents Failed to Provide Proof of the Requisite Stock Ownership Under Rule 14a-8(b)(1).

Rule 14a-8(f)(1) provides that a company may omit a stockholder proposal if the proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within 14 days of receipt of such notice. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal."

On numerous occasions, the Staff has granted no-action relief where a proponent failed to respond to a company's request for documentary support indicating that the proponent satisfied the ownership requirements under Rule 14a-8(b). *See, e.g.*, *KeyCorp* (Jan. 9, 2009) (permitting exclusion of a proposal under Rule 14a-8(f) because the proponent "appears not to have responded to [the company's] request for documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *Eli Lilly and Co.* (Dec. 31, 2008) (same); *General Electric Co.* (Dec. 31, 2008) (same); *Qwest Communications International Inc.* (Feb. 29, 2008) (same); *General Motors Corp.* (Feb. 19, 2008) (same); *Occidental Petroleum Corp.* (Nov. 21, 2007) (same); *Torotel Inc.* (Aug. 29, 2007) (same); *Dell Inc.* (Apr. 2, 2007) (same); *Citizens Communications Co.* (Mar. 8, 2007) (same); *International Paper Co.* (Feb. 28, 2007) (same).

As discussed in Section II above, the Company satisfied its obligations under Rule 14a-8(f)(1) by notifying the Proponents that they had not provided proof of the requisite stock ownership under Rule 14a-8(b)(1) and that the Company would be permitted to exclude the Proposals if the Proponents did not timely correct this defect. The Proponents have failed to provide proof of stock ownership as requested by the Deficiency Letter. Accordingly, the Company believes it may properly omit all of the Proposals in accordance with Rule 14a-8(b)(1) and pursuant to Rule 14a-8(f)(1).

2. *The Proponents Failed to Provide a Written Statement of Intent to Hold Their Shares Through the Date of the Annual Meeting Pursuant to Rule 14a-8(b)(2).*

As discussed in Section III.A.1 above, Rule 14a-8(f)(1) provides that a company may omit a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8(b). Rule 14a-8(b)(2) requires a stockholder to provide the company with a written statement that such stockholder intends to continue to hold the minimum number of the company's securities specified in Rule 14a-8(b)(1) through the date of the stockholders meeting at which the proposal is sought to be considered.

The Staff has consistently permitted companies to exclude proposals submitted by proponents who failed to provide in a timely manner the requisite written statement of intent to hold the securities through the date of the annual meeting. *See, e.g.*, *Sempra Energy* (Jan. 21, 2009) (permitting exclusion of a proposal because the proponent failed to timely respond to the company's request for a written statement of intent to hold securities through the date of the annual meeting); *Xcel Energy Inc.* (Jan. 21, 2009) (same); *Reynolds American Inc.* (Dec. 31, 2008) (same); *Washington Mutual, Inc.* (Dec. 31, 2007) (same); *Bank of America Corp.* (Dec. 28, 2007) (same); *Harleysville Savings Financial Corp.* (Oct. 23, 2007) (same); *Viad Corp.* (Mar. 19, 2007) (same); *Chevron Corp.* (Jan. 30, 2007) (same).

As discussed in Section II above, the Company satisfied its obligations under Rule 14a-8(f)(1) by notifying the Proponents that they had not included a written statement of intent to hold their shares through the date of the annual meeting and that the Company would be permitted to exclude the Proposals if the Proponents did not timely correct this defect. The Proponents have failed to provide a written statement that they intend to hold their shares through the date of the annual meeting as requested by the Deficiency Letter. Accordingly, the Company believes it may properly omit all of the Proposals in accordance with Rule 14a-8(b)(2) and pursuant to Rule 14a-8(f)(1).

B. The Company May Exclude the Proposals Pursuant to Rule 14a-8(f)(1) Because the Proponents Have Exceeded the One-Proposal Limit under Rule 14a-8(c).

As discussed in Section III.A.1 above, Rule 14a-8(f)(1) provides that a company may omit a stockholder proposal if the proponent fails to comply with the procedural requirements of Rule 14a-8. Rule 14a-8(c) provides that a stockholder "may submit no more than one proposal to a company" for a particular stockholders meeting.

The test for whether a proposal constitutes multiple proposals is whether the elements of the proposal all relate to one concept. *See Computer Horizons Corp.* (Apr. 1, 1993) (not permitting exclusion of a proposal seeking to modify or eliminate the company's poison pill and golden parachutes because the "elements of the proposal all relate to one concept," that is, elimination of anti-takeover devices); *Ferrofluidics Corp.* (Sept. 18, 1992) (not permitting exclusion of a proposal seeking that the company, among other things, limit executive salaries, cease lending money or guaranteeing loans to executives and limit the base compensation of executives to $400,000 per annum, because the "elements of the proposal all relate to one concept, controlling executive compensation"). The Staff has long recognized, however, that even when multiple components of a proposal relate to some central topic, a proposal that contemplates a variety of loosely related actions is excludable for violating Rule 14a-8(c). *See General Motors Corp.* (Apr. 9, 2007) (permitting exclusion of a proposal to restructure the company which included "numerous transactions"); *Torotel, Inc.* (Nov. 1, 2006) (permitting exclusion of a proposal to amend the charter to, among other things, reduce the number of directors, declassify the board and permit only stockholders to amend or repeal bylaws); *HealthSouth Corp.* (Mar. 28, 2006) (permitting exclusion of a proposal to amend two separate and distinct bylaws); *IGEN Int'l, Inc.* (July 3, 2000) (permitting exclusion of a proposal to, among other things, increase the size of the board, require monthly board meetings and permit a 5% or more stockholder to call a stockholders meeting); *Fotoball, Inc.* (May 6, 1997) (permitting exclusion of a proposal relating to minimum share ownership of directors, form of director compensation and business relationships between the company and its non-employee directors).

Moreover, the Staff has consistently agreed that substantially distinct items of business may not be considered a single proposal for purposes of Rule 14a-8(c). *See Exxon Mobil Corp.* (Mar. 19, 2002) (permitting exclusion of proposals regarding an increase in the number of board nominees and the qualifications for additional nominees); *Bob Evans Farms, Inc.* (May 13, 2001) (permitting exclusion of proposals to appoint a trustee to replace the current board and to oversee the new board in exploring alternatives to enhance company value); *Enova Corp.* (Feb. 9, 1998) (permitting exclusion of proposals to elect the entire board annually and to require the appointment of an independent lead director); *Allstate Corp.* (Jan. 29, 1997) (permitting exclusion of propos [illegible] nstitute cumulative voting for directors and to avoid specified actions that could impair the effectiveness of cumulative voting).

Here, although the Proposals are presented in the Proponents' Letter as one proposal, the Proponents have submitted multiple proposals which do not all relate to one concept. The Proposals plainly state three separate items of business: (i) that all common and preferred stock of the Company be purchased by "the CEOS and the Board of Directors at the open market price," (ii) that there be "[n]o more back dating" of stock or "Free Options" and (iii) that all travels be "for Rite Aid business and should not be related to CEOS and Directors benefits." These items of business constitute multiple proposals in clear violation of the one-proposal limit under Rule 14a-8(c).

As discussed in Section II above, the Company satisfied its obligations under Rule 14a-8(f)(1) by notifying the Proponents that they had submitted three Proposals, that Rule 14a-8 limits each stockholder to no more than one proposal for a particular stockholders meeting and that the Company would be permitted to exclude the Proposals if the Proponents did not timely correct this defect. The Proponents have not withdrawn any of the Proposals to comply with Rule 14a-8(c). Accordingly, the Company believes it may properly omit all of the Proposals in accordance with Rule 14a-8(c) and pursuant to Rule 14a-8(f)(1).

C. The Company May Exclude the Proposals Pursuant to Rule 14a-8(i)(3) Because the Proposals are Impermissibly Vague and Indefinite and Therefore Materially False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.4 (Sept. 15, 2004); *see also Idacorp, Inc.* (Sept. 10, 2001); *Philadelphia Electric Co.* (July 30, 1992).

The Staff has previously permitted companies to exclude stockholder proposals under Rule 14a-8(i)(3) where proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals may be subject to differing interpretations since "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal because terms such as "any major shareholder" would be subject to differing interpretations); *see also Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal seeking to adopt a new policy for senior executive compensation but failing to define critical terms in the proposal such as "Industry Peer group" and "relevant period of time"); *Prudential Financial, Inc.* (Feb. 16, 2006) (permitting exclusion of a proposal urging stockholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs," but failing to define terms such as "senior management incentive compensation"); *Safescript Pharmacies, Inc.* (Feb. 27, 2004) (permitting exclusion of a proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permitted two methods of expensing stock-based compensation); *Woodward Governor Co.* (Nov. 26, 2003) (permitting exclusion of a proposal requesting that "compensation" of executives be based on "stock growth," but not specifying whether it addressed all executive compensation or merely stock-based compensation); *Eastman Kodak Co.* (Mar. 3, 2003) (permitting exclusion of a proposal seeking to cap executive salaries "to include bonus, perks and stock options" but failing to define terms such as "perks" and providing no guidance as to how options should be valued); *Pfizer Inc.* (Feb. 18, 2003) (permitting exclusion of a proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price," where "highest stock price" was subject to multiple interpretations); *General Electric Co.* (Feb. 5, 2003) (permitting exclusion of a proposal requesting the board seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees," but failing to define terms such as "compensation" and "average wage"); *General Electric Co.* (Jan. 23, 2003) (permitting exclusion of a proposal seeking an "individual cap on salaries and benefits of one million dollars for GE officers and directors" but failing to define terms such as "benefits" or provide guidance on how benefits should be measured); *Exxon Corp.* (Jan. 29, 1992) (permitting exclusion of a proposal regarding certain criteria for board members because such criteria would be subject to differing interpretations); *Hershey Foods Corp.* (Dec. 27, 1988) (permitting exclusion of a proposal seeking to establish a policy restricting the company's advertising because the "standards under the proposal may be subject to differing interpretations").

In addition, the Staff has found that a company may properly exclude entire stockholder proposals where the proposals contained false and misleading statements or omitted material facts necessary to make such proposals not false and misleading. *See North Fork Bancorporation, Inc.* (Mar. 25, 1992); *National Distillers & Chemical Corp.* (Feb. 27, 1975). In *National Distillers*, the Staff permitted exclusion of a stockholder proposal which requested that management, among other things, issue a six-month report on employment practices and an annual report on advertising expenditures. The Staff noted that the proposal failed to "discuss the prospective cost of preparing such reports or whether any of the information to be included in the reports could be withheld in the event disclosure thereof would harm the company's business or competitive position." The Staff therefore concluded that "the proposal could, without certain additional information, be misleading" and that in order that stockholders "not be misled in this regard, it would seem necessary that these two important points be specifically dealt with." *See also Berkshire Hathaway Inc.* (Mar. 2, 2007) (permitting exclusion of a proposal restricting Berkshire from investing in any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposals did not adequately disclose to stockholders the extent to which the proposal would operate to bar investment in all foreign corporations); *H.J. Heinz Company* (May 25, 2001) (permitting exclusion of a proposal that requested full implementation of SA8000 Social Accountability Standards but did not clearly set forth the obligations that would be imposed on the company).

Consistent with these precedent, the Company believes the Proposals are excludable pursuant to Rule 14a-8(i)(3) because the Proposals are impermissibly vague and indefinite. The Proposals fail to define key terms, provide no guidance on how the Proposals should be implemented and are subject to numerous differing interpretations. In addition, the Proposals, including the supporting statement, omit to state material facts necessary in order to make the Proposals not false and misleading. Accordingly, neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures the Proposals would require and any action taken by the Company could be significantly different from the actions envisioned by stockholders voting on the Proposals.

Part A of the Proposals requires that "[a]ll Common and Preferred Stocks of Rite Aid Inc, should be bought by the CEOS and the Board of Directors at the open market price during the trading day." Part A fails to define, or explain the scope of, the term "CEOS." It is unclear whether the term "CEOS" refers to the chief executive officer of the Company or the chief executive officers of the Company and its subsidiaries. Moreover, the supporting statement repeatedly refers to the "Executive Branch" without defining or explaining the term. The term "Executive Branch" is also subject to several interpretations, as it could refer to the president of the Company, the president and the senior executive vice president of the Company, the executive officers of the Company, the senior vice presidents of the Company or any combination thereof. Taken together, the terms "CEOS" and the "Executive Branch" would be open to numerous interpretations such that neither stockholders nor the Company would be able to determine the scope of the Proposal. In addition, the phrase "open market price during the trading day" is vague and indefinite. The phrase could refer to the opening price of the Company's common stock on any given trading day or to any market price of the Company's common stock while the markets are open and trading. Furthermore, Part A of the Proposals is subject to multiple interpretations. For example, based on a plain reading of Part A, stockholders may understand Part A to literally require that certain officers and all directors of the Company purchase all of the outstanding stock of the Company. Alternatively, stockholders may understand Part A to prohibit grants of stock to, or purchases of stock by, certain officers and directors of the Company at a discount to the market price of the stock or to simply prohibit certain officers and all directors of the Company from purchasing stock directly from the Company.

Part B of the Proposals requires that there be "[n]o more back dating the stock or any other Free Options." Part B fails to define the critical term "Free Options" and it is unclear what the Proponents intend the term to mean. Neither Part B of the Proposals nor the supporting statement provides any explanation as to the term "Free Options." The supporting statement alleges that the "Executive Branch ... vote themselves Freebies and especially stock," but the supporting statement does not define "Freebies" and the supporting statement fails to clarify the meaning of Part B. Moreover, the Proposal provides no explanation as to how the Company should implement the elimination of "Free Options." Furthermore, to the extent Part B is intended to eliminate equity grants, it is unclear whether this would apply to all employees of the Company, to senior management of the Company or to executive officers of the Company. Finally, the statements in Part B and the supporting statement are materially false and misleading pursuant to Rule 14a-9, which states that misleading statements may include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proponents' statements that that the Proposal seeks "[n]o more back dating the stock," that the "Executive Branch … vote themselves Freebies" and that stockholders' investments are "disappearing into the hands of the Executive Branch" imply improper, immoral and arguably illegal conduct and impugn the character and integrity of the Company and its officers and directors. The Proponents provide no factual foundation for these statements and the language is therefore impermissibly misleading under Rule 14a-9.

Part C of the Proposals requires that "[a]ll travels should be for Rite Aid business and should not be related to CEOS and Directors benefits." Part C fails to define critical terms, including "CEOS," "benefits" and "travels." For example, Part C fails to explain what type of "travels" are covered by the Proposal, whether it refers to any and all types of travel or only travel with respect to the Company aircraft. As with the other Proposals, Part C is subject to more than one interpretation. For example, stockholders may understand Part C to literally prohibit certain officers and all directors from traveling for any reason other than for Company business. Alternatively, stockholders may interpret Part C to prohibit the use of the Company aircraft for personal use by certain officers and all directors of the Company.

It is clear that each of the Proposals lacks specificity, fails to define key terms, omits material information and contains vague and ambiguous references. As a result neither stockholders nor the Company would be able to determine with any reasonable certainty exactly what actions or measures each of the Proposals would require and any action taken by the Company could be significantly different from the actions envisioned by stockholders voting on the Proposals. Accordingly, the Company believes it may properly omit all of the Proposals pursuant to Rule 14a-8(i)(3) because the Proposals are vague and indefinite and therefore materially false and misleading in violation of Rule 14a-9.

D. The Company May Exclude the Proposals Pursuant to Rule 14a-8(i)(6) Because the Company Lacks the Power to Implement the Proposals.

Rule 14a-8(i)(6) permits a company to omit a stockholder proposal if the company would lack the power or authority to implement the proposal. The Staff has previously permitted companies to exclude a proposal, on grounds that it would be beyond the company's power to effectuate, because the proposal was "so vague and indefinite that a registrant would be unable to determine what action should be taken" if the proposal was adopted. *International Business Machines Corp.* (Jan. 14, 1992) (interpreting Rule 14a-8(c)(6), the predecessor to Rule 14a-8(i)(6)).

As more fully explained in Section III.C above, the Proposals are impermissibly vague and indefinite and the Company would be unable to determine what actions should be taken if the Proposals were adopted. Accordingly, the Company believes it may properly omit all of the Proposals pursuant to Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposals.

IV. CONCLUSION

For the reasons stated above, the Company believes that the Proposals may be omitted from the 2009 proxy materials pursuant to (i) Rule 14a-8(b)(1) and Rule 14a-8(f)(1), (ii) Rule 14a-8(b)(2) and Rule 14a-8(f)(1), (iii) Rule 14a-8(c) and Rule 14a-8(f)(1), (iv) Rule 14a-8(i)(3) and (v) Rule 14a-8(i)(6). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits all of the Proposals in their entirety from the 2009 proxy materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposals, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,

Marc S. Gerber

Attachments

cc: John Kornelakis
Angeline Kornelakis

FISMA & OMB Memorandum M-07-16

EXHIBIT A

Proposals

John Kornelakis

FISMA & OMB Memorandum M-07-16

Sept. 12,2008

Rite Aid Inc
30 Hunter Lane
Camp Hill, Pennsylvania 17011

I John Kornelakis and Angeline Kornelakis, Shareholders of Rite Aid Inc, Submit the following proposal:

Part (A) Resolve: All Common and Preferred Stocks of Rite Aid Inc, should be bought by the CEOS and the Board of Directors at the open market price during the trading day.

Part (B) Resolve: No more back dating the stock or any other Free Options.

Part (C) All travels should be for Rite Aid business and should not be related to CEOS and Directors benefits.

The reason for the above proposal is:

The Company's CEOS and Directors are overpaid. Time after time the Executive Branch of our Company, vote themselves Freebies and especially stock until they have the majority stocks.

The Stockholders invested their hard earned money to see it disappearing into the hands of the Executive Branch. We urge all Stockholders to vote Yes for this proposal, for the benefit of all of us, which includes the Executive Branch.

Sincerely yours

John Kornelakis
Angeline Kornelakis

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Article Number (Transfer from service label) 91 7108 2133 3934 9711 8574

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

RITE AID INC
30 HUNTER LANE
CAMP HILL, PENNSYLVANIA 17011

1701142410

EXHIBIT B

Deficiency Letter

RITE AID

LEGAL DEPARTMENT

ROBERT B. SARI
Executive Vice President
and General Counsel

MAILING ADDRESS
P.O. Box 3165
Harrisburg, PA 17105

GENERAL OFFICE
30 Hunter Lane
Camp Hill, PA 17011

Telephone: (717) 975-5833
Fax: (717) 760-7867
Email: rsari@riteaid.com

October 2, 2008

John and Angeline Kornelakis

via Certified Mail/Return Receipt Requested

FISMA & OMB Memorandum M-07-16

RE: RITE AID CORPORATION

Dear John and Angeline:

This will serve to advise you that your proposal of September 12, 2008 fails to follow one or more of the eligibility and procedural requirements that are necessary for shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Your proposal fails to demonstrate to the Company that you are eligible to submit such proposal since there is no proof of ownership (for at least the one year period as of the date of your statement) of at least $2,000 in market value, or 1% of the Company's common stock entitled to vote, and there is no written statement that you intend to continue ownership through the date of the Company's 2009 Annual Meeting of Stockholders.

You have submitted three (3) proposals which violate the procedural requirements of Rule 14a-8 which limits each shareholder to no more than one (1) proposal for a particular shareholder meeting.

The Company will exclude your proposal if you fail to respond and cure these deficiencies within fourteen (14) days of receipt of this letter. Based upon your response to these procedural and eligibility deficiencies, please be advised that your response will be reviewed for compliance with Rule 14a-8 and may be excluded by the Company on other grounds, all of which are hereby expressly reserved.

Sincerely,

Robert B. Sari
Executive Vice President, General Counsel
and Secretary

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